Puma Capital, LLC

Statement of Financial Condition
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
December 31, 2025

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SEC FILE NUMER
8- 67849

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Puma Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

555 Theodore Fremd Avenue, Suite 204
(No. and Street)

New York	NY	10580
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joshua Greenstein	(212) 896-2844	jgreenstein@pumacap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

1411 Broadway 9th floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

10/8/03	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, __Joshua Greenstein__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to ___Puma Capital LLC___ as of __12/31/25__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Joshua Greenstein

Signature

CEO

Title

Joshua Greenstein

Digitally signed by Joshua Greenstein
Date: 2026.02.27
16:16:47 -05'00'

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member and Those Charged With Governance of
Puma Capital, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Puma Capital, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

New York, New York
February 27, 2026

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Puma Capital, LLC

Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$	705,675
Due from clearing firms, including deposits of $500,000		4,635,103
Receivables from brokers		2,209,651
Securities owned, at fair value		380,531
Property and equipment, net		75,240
Operating lease right-of-use assets		251,528
Other assets		301,757
	$	8,559,485

LIABILITIES AND MEMBERS' EQUITY

Securities sold, but not yet purchased, at fair value	$	126,087
Operating lease liabilities		277,420
Accounts payable and accrued expenses		467,642
Compensation payable		2,678,965
Total liabilities		3,550,114
Members' equity		5,009,371
	$	8,559,485

The accompanying notes are an integral part of this financial statement.

Puma Capital, LLC

Notes to Statement of Financial Condition
December 31, 2025

1.   Nature of operations

Puma Capital, LLC (the "Company") was formed on February 9, 2007 under the laws of the state of Florida and is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is a member of CBOE EDGA and EDGX Exchanges, NYSE Arca Inc. and the NASDAQ Stock Market.

The Company acts as a market maker and holds shares of a particular equity security in order to facilitate trading in that security. Additionally, the Company serves as an institutional agency broker, specializing in the execution of complex option strategies involving listed equities and options.

2.   Summary of significant accounting policies

Basis of presentation
This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. This revenue recognition guidance does not apply to revenue associated with financial instruments and interest income.

Significant Judgments
Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2. **Summary of significant accounting policies (continued)**

Revenue and execution and clearing costs
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission income, gains and losses on proprietary trading and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, and counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer. Realized and unrealized gains and losses are reflected in net gain on principal transactions in the statement of operations.

Commission sharing arrangement
The Company entered into an agreement with a certain trade execution customer for additional commission. These dollar amounts are received from the customer as part of each trade's proceeds on trade date and the related expenses reduce commission revenue. At January 1, 2025 and December 31, 2025, amounts owed were $29,118 and none, respectively. The liability fluctuates up or down in the normal course of operations as additional commissions are generated or amounts are paid to the aggregator, respectively.

Contract assets and liabilities
The Company had outstanding receivables, from brokers relating to commission revenue aggregating $1,605,773 and $2,209,651 at January 1, 2025 and December 31, 2025, respectively.

Substantially all balances at January 1, 2025 have been collected during the period.

The Company had no contract assets or liabilities at January 1, 2025 or December 31, 2025.

Puma Capital, LLC

Notes to Statement of Financial Condition
December 31, 2025

2.   **Summary of significant accounting policies (continued)**

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Receivables from brokers

Receivables from brokers are comprised of amounts due for processed trades.

Valuation of investments in securities at fair value– definition and hierarchy

US GAAP requires the Company to report its investments in securities at estimated fair value on a recurring basis. Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. A three-tier hierarchy was established to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments. The hierarchy is summarized in the three broad levels listed below.

        Level 1 - quoted prices in active markets for identical investments

        Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

        Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

Valuation techniques – exchange traded securities

Securities and other investments traded on a national exchange or on the national market system of NASDAQ are valued at their last reported sale price or, if there has been no sale on that date, at the closing "bid" price if long, or closing "ask" price if short. Other securities or investments for which over-the-counter market quotations are available are valued at their last reported sale price or, if there had been no sale on that date, at closing "bid" price if long, or closing "ask" price if short as reported by a reputable source selected by the Company. Exchange-traded securities are generally categorized in Level 1 of the fair value hierarchy, with those exchange-traded securities trading less than actively, categorized in Level 2.

2.   **Summary of significant accounting policies (continued)**

Property and equipment
Property and equipment are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the lease term, which may be shorter than the useful life of the asset.

Income taxes
The Company is treated as a partnership for federal and state income tax purposes. Consequently, these jurisdictional income taxes are not payable by the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company.

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Leases
The Company recognizes its leases in accordance with ASC Topic 842, "Leases" ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

The Company conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use assets ("ROU") and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

2.   Summary of significant accounting policies (continued)

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liabilities and are recognized as variable costs when incurred.

Other information related to leases as of December 31, 2025 is as follows:

Weighted average remaining operating lease term	1.42 years
Weighted average discount rate of operating leases	5.45%

Allowance for Credit Losses
ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company identified commissions receivable and amounts due from clearing broker as potentially impacted by the guidance. The Company's expectation is that the credit risk associated with its commissions receivable and amounts due from clearing broker are not significant and accordingly, the Company has not provided an allowance for credit losses at December 31, 2025.

Due from clearing firms
The Company has a required deposit of $500,000 and incurs a monthly minimum clearing fee paid to the clearing firm in accordance with the correspondent clearing agreement. The deposit is included in due from clearing broker in the accompanying statement of financial condition.

Securities sold, but not yet purchased
At December 31, 2025, securities sold, but not yet purchased, consisted primarily of United States and foreign corporate equities. Subsequent market fluctuation may require the Company to purchase these securities at prices which exceed the carrying value in the accompanying statement of financial condition. Additionally, the securities owned and the cash held by the clearing broker serves as collateral for the short-sale liability.

3. **Fair value measurement**

The following table presents information about the Company's assets measured at fair value as of December 31, 2025:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets at fair value				
Securities owned	$ 380,531	$ -	$ -	$ 380,531
Liabilities at fair value				
Securities sold, but not yet purchased	$ 126,087	$ -	$ -	$ 126,087

4. **Property and equipment**

Property and equipment at December 31, 2025 consists of:

Computer equipment	$484,676
Furniture and fixtures	218,371
Leasehold improvements	35,490
Computer software	201,668
	940,205
Less: Accumulated depreciation	864,965
	$75,240

Depreciation expense for the year ended December 31, 2025, was $36,624.

Puma Capital, LLC

Notes to Statement of Financial Condition
December 31, 2025

5.   Related party transactions

The Company receives management and administrative services, from an entity affiliated by virtue of common control ("Affiliate"). In this regard, the Affiliate incurs operating expenses and provides facilities for the Company in consideration of an administrative service fee. The Company incurred approximately $53,000 of administrative service fees consisting of salaries. At December 31, 2025, there were no amounts due to the Affiliate.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

6.   Regulatory requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $2,977,295 which exceeded the required net capital by $1,977,295. The ratio of aggregate indebtedness to net capital, at December 31, 2025 was 1.07 to 1.

The Company operates in a highly regulated industry and from time to time they are involved in regulatory inquiries.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing firm.

7.   Commitments

The Company leases office space under one non-cancellable lease agreement in New York which expires on May 31, 2027.

The lease has provisions for escalations. The Company has a security deposit, in the amount of $39,161 for the New York lease, that is included in other assets in the accompanying statement of financial condition.

Lease and occupancy expense for the year ended December 31, 2025, was approximately $371,000.

The future minimum annual payments at December 31, 2025 under these agreements are:

2026	$	205,053
2027		83,416
Total undiscounted lease payments		288,469
Less imputed interest		(11,049)
Total lease liabilities	$	277,420

8.   **Concentration**

The Company's three largest customers account for approximately $593,000, or 27% of receivables from brokers at December 31, 2025.

9.   **Employee benefits**

Eligible employees of the Company are covered under a defined contribution plan. The Company expects to make a safe harbor contribution to the plan that aggregates $30,000 and is included in accounts payable and accrued expenses on the accompanying statement of financial condition.

10.   **Indemnifications**

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for this indemnification.

11.   **Subsequent events**

Management of the Company has evaluated events or transactions that have occurred through the date the statement of financial condition is issued and determined that there are no material events that would require recognition or disclosure in the Company's statement of financial condition.